LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

04036950

SUPPL

RECEIVED
2004 SEP 20 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY MAIL

September 9, 2004

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of August 2004.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant

PROCESSED
SEP 22 2004
THOMSON
FINANCIAL

dlw 9/20

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

APPLICATION MADE TO EXTEND TERM OF AGENT'S WARRANTS

August 3, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of the Series D Agents' Warrants for one additional year and increase the exercise price from $0.84 to $1.20.

If accepted by the Exchange, holders of the 381,680 Series D Agent's Warrants will be entitled to exercise the warrants and purchase shares at an exercise price of $1.20 per share until August 20, 2005.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

EXTENSION OF TERM OF AGENT'S WARRANTS APPROVED

August 10, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that the TSX Venture Exchange has consented to a one-year extension in the expiry date of the Series D Agent's Warrants and to the increase of the exercise price from $0.84 to $1.20.

Holders of the 381,680 Series D Agent's Warrants will be entitled to exercise the warrants and purchase shares at an exercise price of $1.20 per share until August 20, 2005.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

-30-

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

**LAKE SHORE GOLD CORP. INITIATES
SECOND PHASE 3,000 METRE DRILLING PROGRAM
THUNDER CREEK GOLD PROPERTY
TIMMINS, ONTARIO**

August 25, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that a second phase 3,000 metre diamond drill program has been initiated on the Thunder Creek Property, located in Bristol Township, Ontario. The 54 claim unit property is contiguous to the Company's Timmins Gold Property where a National Instrument 43-101 compliant resource study, conducted by Watts, Griffis & McOuat Ltd., is expected to be completed within the next few weeks.

The current drill program on the Thunder Creek Property will test several new targets discovered during the ongoing program of mapping, rock and soil sampling. Three main targets have been identified and all three will be tested in the current program. The targets include: an 80 to 100 metre wide east-west trending shear zone; an area of pyroxenite (ultramafic) and porphyry with anomalous gold values in soils; and the mineralized zone intersected in the first phase drilling (see News Release dated March 24, 2004).

The surface exploration work completed on the Thunder Creek Property has delineated a well developed east-west shear zone that offsets the main target ultramafic, that is the same ultramafic body that hosts the mineralization on the adjacent Timmins Gold Property. This strong shear structure carries anomalous gold in both rock and soil samples and has been defined by surface mapping and geophysics over a strike length of more than 1,000 metres. Mapping and soil sampling also identified a second area north of the shear structure underlain by this same ultramafic and by felsic porphyry with anomalous gold in soils and rock. Mineralization within these targets returned surface values from 1 to 73.0 grams per tonne gold. Limited drilling along a 250 metre strike length on the shear structure returned assays of 3.7 grams per tonne gold over 3.9 metres (including 9.0 grams per tonne gold over 0.8 metres).

The current drill program will test each of these targets at depth and along strike.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in 1.0 metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

...more

The Thunder Creek exploration program, supervised by Jacques Samson (P.Geo), the Qualified Person for this Project, is under option from Band-Ore Resources Ltd. (see News Release dated November 12, 2003 for details).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

- 30 -

For more information, please contact:

Daniel G. Innes, President
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com

BUILDING A GOLD MINE



LAKE SHORE GOLD CORP.

SECOND QUARTER REPORT


HIGHLIGHTS

TIMMINS PROPERTY

■ Resource expansion drilling continued on the Company's Timmins Gold Property and 13 diamond drill holes (5,494 metres) were completed. Mineralization continues to report good grades and good continuity, and the deposit remains open.

■ A new zone of strong mineralization (the Deep Zone) was discovered in sediments below the Ultramafic Zone.

■ The open pit delineation drill program was completed on the Timmins Gold Project.

■ Preliminary metallurgical testing on four selected samples from each of the principal mineralized zones was completed and gold/silver recoveries are high.

■ National Instrument 43-101 compliant resource studies are underway. The work is being carried out by Watts, Griffs and McOuat Limited and is expected to be completed by the end of August 2004.

OTHER

■ Field work was initiated on the Thunder Creek Property adjoining the Timmins Gold Property. A second phase drill program for the Thunder Creek Property is planned for the fourth quarter.

■ The Noranda North VMS-gold project in Quebec was optioned to Fieldex Exploration Inc. and field work will commence in the fourth quarter.

■ Digitizing and GIS compilation work continued on the Abitibi AEM Project. This work will be completed by year's end.

■ Planning for a second phase drilling program on the Company's 100% owned Bazooka Gold Property in Québec was completed. Drilling will be initiated in the fourth quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

June 30, 2004 and 2003

Description of Business

Lake Shore Gold Corp. (the "Company" or "Lake Shore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Québec. Lake Shore is a reporting issuer in British Columbia, Alberta and Québec, and trades on the TSX Venture Exchange under the symbol LSG.

Overview

This Management's Discussion and Analysis, dated as at August 17, 2004, should be read in conjunction with the Management's Discussion and Analysis, audited annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

Since its reorganization in December 2002, Lake Shore has been successful in acquiring a large portfolio of properties. The following is a brief discussion of the Company's main properties.

Timmins Gold Property

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. In June 2003, Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited granting Lake Shore the right to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold. Lake Shore has met its expenditure requirements pursuant to the agreement.

Resource expansion drilling continued in the second quarter of 2004, and by the end of the quarter, drilling (13 holes for 5,494 metres) was completed on sections 4600E, 4650E and 4750E. Drilling will recommence upon the completion of a National Instrument 43-101 compliant resource calculation scheduled to begin in the third quarter. Watts, Griffis and McOuat Limited has been contracted to prepare the Resource report.

An open pit delineation drill program was also completed, and by the end of the quarter an independent review was commissioned to determine an inferred resource estimate for the open pit potential.

Early in the second quarter, a preliminary metallurgical test program was completed on four selected samples from each of the mineralized zones. The gold/silver recoveries using cyanidization and gravity separation/cyanidization methods were very high for all samples (91.6% to 98.8%).

Field activities began on the adjoining Thunder Creek Property with surface mapping, MMI (Mobile Metal Ions) soil sampling and outcrop stripping programs. A drill program is planned to begin late in the third quarter.

Bazooka Gold Property

The Bazooka Gold Property is located in Beauchastel Township, a few kilometres southwest of Rouyn-Noranda, Québec. In September 2003, Lake Shore acquired the Property from Fieldex Exploration Inc. for $125,000. The Property is subject to a 2% net smelter return royalty and Lake Shore has the option to purchase 1% of the royalty for $1 million.

Previous drilling reported high-grade gold intersections and the mineralization remains open and untested in all directions. Prior to Lake Shore's acquisition, there had been no drilling work conducted on the Property since 1982.

Lake Shore initiated a drill program in October 2003, with the objective of better defining the main mineralized horizon delineated by previous drilling. Over 5,600 metres of drilling was completed by the end of February 2004. This program increased the known strike length of the mineralized zone from 250 metres to 560 metres, and the zone remains open to the west.

No work was carried out on the Bazooka Property in the second quarter. A second drill campaign will be initiated in the third quarter.

Highway Property

The Highway Property lies within southeastern Beatty Township, Ontario. Lake Shore is earning a 50% interest in the Property from Canadian Royalties Inc. by making a cash payment of $20,000, issuing 100,000 shares of the Company as well as additional shares equivalent to $50,000, and spending $1.5 million in exploration expenditures over three years.

A first phase drill program (12 holes totalling 3,072 metres) was initiated in November 2003 and completed in January 2004. This program was focused on determining the gold potential of the Flipper Zone and previously untested IP chargeability anomalies within the southeastern portion of the Property. A program of prospecting and MMI soil sampling is in progress, with subsequent drilling contingent upon the results.

Noranda North Property

No field work was carried out on the Noranda North Project during the second quarter. On April 12, 2004, Lake Shore executed an agreement with Fieldex Exploration Inc. regarding Lake Shore's Noranda North volcanogenic massive sulphide (VMS) and gold project in western Québec. Under the terms of the agreement, Fieldex can earn a 50% interest in the Project by spending $500,000 within two years, which must include 1,000 metres of drilling within the first year. Lake Shore will be the operator of the Project, which covers 3,600 hectares. Field work will commence in the fourth quarter.

Other Properties

The Company also has use of the Abitibi database, covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of Québec and Ontario, acquired by Aurora Platinum Corp. ("Aurora") pursuant to an agreement between Aurora and Inco Limited. All proposed digitizing of the Inco magnetic survey data has been completed and is currently being merged with existing public domain data.

In addition, the Company has a number of 100% owned gold properties located in northwestern Ontario and is currently offering these properties to potential joint venture partners.

General and Administrative

The Company recorded a net loss of $134,442 and $284,099 during the three and six month periods ended June 30, 2004, respectively, which was a decrease of $5,893 and increase of $57,220 from the same periods in 2003. The decrease during the three month period is primarily due to stock-based compensation being recorded in 2003 which was partially offset by increases in all administrative costs. The increased loss during the six month period is primarily due to increases in consulting and management fees, general exploration and office overhead expenses, partially offset by a reduction in stock-based compensation.

During the period ended June 30, 2004, consulting and management fees were comprised of $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora, respectively, pursuant to separate administrative services agreements, and $62,407 in fees on account of consulting and management services provided by directors, officers and other consultants. There was an increase of $10,230 and $17,159, over the three and six month periods ended June 30, 2004, respectively, due to a general increase in corporate activity.

General exploration of $17,150 and $38,870 for the three and six month period ended June 30, 2004, respectively, is comprised of expenditures of a general reconnaissance nature.

Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities. The increase during the current three and six month periods in investor relations costs is a reflection of the Company's level of business activity as well as the purchase of some promotional materials.

Office and travel expenses increased over both the three and six month periods due to increased corporate activity.

The Company recorded $40,500 in stock-based compensation expense as a result of 50,000 stock options granted to a director during the first quarter of 2004. Effective January 1, 2004 the Company is required to record stock-based compensation expense for all stock option grants during the period using a fair value based method. The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and does not affect the Company's equity nor is the Company required to make any payments for such transactions. (See MD&A section "Critical Accounting Policies and Estimates.")

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2004 was approximately $3 million compared with $1.6 million as at December 31, 2003.

The increase of approximately $1.4 million in working capital reflects proceeds from share issuances of $4.1 million partially offset by $2.5 million ($3.1 million on a cash basis) in resource property expenditures, and $244,000 in operating expenditures.

The carrying value of resource properties increased by approximately $2.5 million during the six months ended June 30, 2004 of which approximately $1.9 million relates to the Timmins Property, $200,000 to the Bazooka Property and $400,000 to the Highway, Thunder Creek and Abitibi properties.

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. In addition, the agent received 314,700 broker warrants entitling the holder to buy one common share for $1.25 until March 15, 2005.

During the six month period ended June 30, 2004, the Company also received proceeds of $454,808 from the exercise of warrants and $21,600 from the exercise of stock options.

As at June 30, 2004, there were 3,792,500 stock options and 4,880,881 warrants outstanding as detailed in note 4(b) and (d) of the notes to the financial statements.

In management's view, the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds

through the issuance of shares and/or attracting joint venture partners in order to undertake further exploration and development of its mineral properties.

Contractual Obligations

The Company has earn-in/option agreements with third parties pursuant to which the Company has the option to earn a 50% interest in the Timmins, Thunder Creek and Highway properties. In order to continue earning its interest in these properties, the Company is required to make certain cash payments and spend amounts on exploration as follows:

	2004	2005	2006	2007	2008
Cash payments	$ 50,000	$ 100,000	$ 150,000	$ 50,000	$ 100,000
Expenditures		220,000	1,530,000	440,000	550,000
	$ 50,000	$ 320,000	$ 1,680,000	$ 490,000	$ 650,000

Quarterly Financial Information

Fiscal Quarter ended	June 30, 2004	Mar 31, 2004	Dec 31, 2003	Sept 30, 2003	June 30, 2003	Mar 31, 2003	Dec 31, 2002	Sept 30, 2002
Interest and other income	$ 17,918	$ 10,843	$ 20,652	$ 14,085	$ 11,928	$ 10,797	$ 3,679	$ –
Net loss	(134,442)	(149,657)	(111,873)	(247,667)	(140,335)	(86,544)	(201,356)	(37,913)
Loss per share*	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.00)	(0.04)	(0.01)

* Loss per share is calculated based on the weighted-average number of shares outstanding.

Critical Accounting Policies and Estimates

i) Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

ii) The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities.

iii) Effective January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with the recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over

the common share exercise price on the day the options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $745,550 as at December 31, 2003. Deficit at January 1, 2004 also increased by $745,550. This was previously disclosed in the notes to the financial statements as the pro forma impact on net loss and net loss per share.

iv) With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure.

Related Party Transactions

The Company paid a total of $34,403 (June 30, 2003 – $41,637) in consulting and management fees to companies controlled by Daniel Innes, Lake Shore's President and CEO, and Thomas Beattie, a director. Amounts paid to Aurora under the terms of an administrative services agreement totalled $12,000 (June 30, 2003 – $12,000). As at June 30, 2004, there was an amount of $19,132 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $24,000 (June 30, 2003 – $24,000) paid to Southwestern under the terms of a separate administrative services agreement. The basis for the fees is either a monthly or per diem rate.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Additional Information

Additional information is provided in the Company's audited financial statements for the periods ended December 31, 2003 and 2002 and the Company's Information Circular. These documents are available on SEDAR at www.sedar.com.

Directors and Officers

Anthony R Harvey – Chairman and Director
Daniel G Innes – President, CEO and Director
Thomas W Beattie – Director
Murray A Gordon – Director
John G Paterson – Director
Michael D Winn – Director
Parkash K Athwal – CFO
Susy H Horna – Secretary
Michael J Byron – Vice President, Exploration

BALANCE SHEETS

Unaudited	June 30, 2004	December 31, 2003
		(note 1b)
ASSETS		
Current		
Cash and cash equivalents	$ 2,960,922	$ 2,184,313
Exploration advances and other receivables	152,146	207,540
	3,113,068	2,391,853
Investment (note 2)	300,000	300,000
Resource properties (note 3)	7,623,469	5,149,411
	$ 11,036,537	$ 7,841,264
LIABILITIES		
Current		
Accounts payable and accrued charges	$ 83,781	$ 801,752
Due to affiliated company (note 5)	19,132	22,909
	102,913	824,661
Long term		
Future income tax	405,000	405,000
	507,913	1,229,661
SHAREHOLDERS' EQUITY		
Share capital (note 4)	13,848,640	9,688,020
Contributed surplus	1,292,715	1,252,215
Deficit	(4,612,731)	(4,328,632)
	10,528,624	6,611,603
	$ 11,036,537	$ 7,841,264

See accompanying notes to financial statements

Approved by the Board

Daniel G Innes

Thomas W Beattie

STATEMENTS OF LOSS AND DEFICIT

Unaudited	Three months ended June 30 2004	2003	Six months ended June 30 2004	2003
EXPENSES				
Consulting and management fees	$ 48,093	$ 37,863	$ 98,407	$ 81,248
General exploration	17,150	2,373	38,870	2,373
Investor relations	36,779	26,071	61,261	54,409
Legal and accounting	13,871	6,160	21,434	23,255
Office expense	20,900	13,614	32,193	19,617
Travel	15,567	3,182	20,195	5,702
Loss before undernoted items	(152,360)	(89,263)	(272,360)	(186,604)
Interest	17,918	11,928	28,761	22,725
Stock-based compensation	–	(63,000)	(40,500)	(63,000)
Net loss for the period	(134,442)	(140,335)	(284,099)	(226,879)
Deficit at beginning of period	(4,478,289)	(2,941,107)	(4,328,632)	(2,854,563)
Deficit at end of period	$ (4,612,731)	$ (3,081,442)	$ (4,612,731)	$ (3,081,442)
Loss per share	$ (0.00)	$ (0.01)	$ (0.01)	$ (0.01)
Weighted-average number of shares outstanding	34,483,783	22,488,901	33,070,922	22,261,583

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

Unaudited	Three months ended June 30 2004	Three months ended June 30 2003	Six months ended June 30 2004	Six months ended June 30 2003
OPERATING ACTIVITIES				
Net loss for the period	$ (134,442)	$ (140,335)	$ (284,099)	$ (226,879)
Stock-based compensation	–	63,000	40,500	63,000
	(134,442)	(77,335)	(243,599)	(163,879)
Change in non-cash operating working capital items				
Decrease (increase) in exploration advances and other receivables	9,547	6,014	54,866	(20,600)
Decrease in accounts payable and accrued charges	(65,925)	(16,826)	(52,715)	(98,609)
	(190,820)	(88,147)	(241,448)	(283,088)
INVESTING ACTIVITY				
Resource property expenditures	(1,316,414)	(439,766)	(3,096,563)	(689,107)
FINANCING ACTIVITY				
Shares issued	334	35,319	4,114,620	1,140,079
(Decrease) increase in cash and cash equivalents during the period	(1,506,900)	(492,594)	776,609	167,884
Cash and cash equivalents at beginning of period	4,467,822	1,786,574	2,184,313	1,126,096
Cash and cash equivalents at end of period	$ 2,960,922	$ 1,293,980	$ 2,960,922	$ 1,293,980
Cash and cash equivalents consist of:				
Bank indebtedness	$ (133,436)	$ (2,748)	$ (133,436)	$ (2,748)
Short-term investments	3,094,358	1,296,728	3,094,358	1,296,728
Cash and cash equivalents at end of period	$ 2,960,922	$ 1,293,980	$ 2,960,922	$ 1,293,980

SUPPLEMENTAL CASH FLOW INFORMATION (note 6)

See accompanying notes to financial statements

Unaudited
Six months ended June 30, 2004 and 2003

1. Significant Accounting Policies

a) These financial statements include all information and footnote disclosures required under Canadian generally accepted accounting principles for interim financial statements. In the opinion of management, all adjustments (consisting primarily of normal recurring adjustments) considered necessary for fair presentation have been included.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements dated December 31, 2003, except as described in note 1b. These financial statements should be read in conjunction with the annual financial statements and notes thereto for the fiscal year ended December 31, 2003.

b) As of January 1, 2004, the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, "Stock-based Compensation and Other Stock-based Payments," and has applied this change retroactively with restatement for new awards granted on or after January 1, 2002. The Company has adopted the fair value based method of accounting for stock-based compensation awards using the Black-Scholes option pricing model. Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company's common shares over the common share exercise price on the day that options were granted. The total amount credited to contributed surplus, on awards granted prior to the Company's adoption of CICA 3870 in respect of stock-based compensation, is $745,550 as at December 31, 2003. Deficit at January 1, 2004 also increased by $745,550.

2. Investment

As at June 30, 2004, the Company owned one million shares of Holmer Gold Mines Limited. The market value of these shares at June 30, 2004 was $340,000 (December 31, 2003 – $410,000).

3. Resource Properties

For the six month period ended June 30, 2004:

	AEM Ontario	Highway	Timmins	Abitibi	Bazooka	Other*	Total
Balance, beginning of period	$ 739,843	$ 358,633	$ 2,092,134	$ 406,487	$ 618,101	$ 934,213	$ 5,149,411
Property acquisition, assessment and maintenance	–	65	96,000	196	74	17,204	113,539
Analytical	–	22,861	168,897	–	35,761	15,164	242,683
Geophysics	–	24,000	–	19,760	500	2,445	46,705
Geology	–	50,420	235,710	78,579	36,954	92,016	493,679
Drilling	–	37,905	1,369,508	–	145,727	6,912	1,560,052
Project administration	–	1,321	7,859	–	4,403	3,817	17,400
Balance, end of period	$ 739,843	$ 495,205	$ 3,970,108	$ 505,022	$ 841,520	$ 1,071,771	$ 7,623,469

* Includes: Rowlandson/Canopener ($441,519); Thunder Creek ($241,495); Noranda North ($186,821); Miscellaneous ($201,936).

For the year ended December 31, 2003:

	AEM Ontario	Rowlandson/ Canopener	Timmins	Abitibi	Bazooka	Other*	Total
Balance, beginning of year	$ 722,718	$ 40,764	$ –	$ –	$ –	$ –	$ 763,482
Property acquisition, assessment and maintenance	–	–	85,562	–	125,180	222,802	433,544
Analytical	–	12,306	300,392	19,043	11,214	47,598	390,553
Geophysics	2,778	22,563	64,914	26,121	12,683	89,616	218,675
Geology	12,862	266,088	363,434	331,144	106,712	239,691	1,319,931
Drilling	–	91,630	1,240,052	–	352,733	244,877	1,929,292
Project administration	1,485	7,729	37,780	30,179	9,579	7,182	93,934
Balance, end of year	$ 739,843	$ 441,080	$ 2,092,134	$ 406,487	$ 618,101	$ 851,766	$ 5,149,411

* Includes: Highway ($358,633); Thunder Creek ($193,873); Miscellaneous ($299,260).

4. Share Capital

a) Issued Capital

During the six months ended June 30, 2004 and year ended December 31, 2003, changes in issued share capital were as follows:

	June 30, 2004		December 31, 2003	
Issued and outstanding	Shares	Amount	Shares	Amount
Balance, beginning of period	30,793,354	$ 9,688,020	21,231,857	$4,096,249
Private placement – net of share issue costs of $361,787 (2003 – $381,220)	3,200,000	3,638,212	5,547,003	3,840,470
Exercise of warrants	389,110	454,808	3,619,494	1,481,951
Exercise of options	90,000	21,600	270,000	89,100
Issued in exchange for resource properties	50,000	46,000	125,000	180,250
Balance, end of period	34,522,464	$13,848,640	30,793,354	$9,688,020

On March 16, 2004, the Company sold, by way of a private placement, 3.2 million units at $1.25 per unit for gross proceeds of $4 million. The private placement was comprised of 2 million flow through units and 1.2 million non-flow through units. Each flow through unit consists of one

flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consists of one non-flow through common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant entitles the holder to buy a common share for $1.75 per share until March 15, 2005. As well, 314,700 broker warrants were issued which entitle the holder to buy one common share for $1.25 until March 15, 2005.

b) Stock Options

As at June 30, 2004, the Company had 3,792,500 stock options outstanding, of which 3,303,750 options were exercisable.

	For the six month period ended June 30, 2004		For the year ended December 31, 2003	
	Number of options	**Weighted-average exercise price**	Number of options	Weighted-average exercise price
Outstanding at beginning of period	3,847,500	$ 0.46	3,090,000	$ 0.24
Granted	50,000	$ 1.15	1,045,000	$ 1.07
Exercised /cancelled	(105,000)	$ 0.24	(287,500)	$ 0.32
Outstanding at end of period	3,792,500	$ 0.48	3,847,500	$ 0.46
Exercisable at end of period	3,303,750	$ 0.38	2,631,875	$ 0.40

c) Stock-Based Compensation

As a result of 50,000 stock options granted during the six month period ended June 30, 2004, the Company recognized $40,500 (June 30, 2003 – $63,000) as stock-based compensation expense and included this amount in contributed surplus. This value was determined using the Black-Scholes options pricing model. A grant-date fair value of $0.81 (June 30, 2003 – $0.36) for each option grant was estimated using the following assumptions: no dividends are to be paid; volatility of 86% (June 30, 2003 – 50%); risk free interest rate of 5% (June 30, 2003 – 5%); and expected life of five years (June 30, 2003 – five years).

The fair value computed using the Black-Scholes model is only an estimate of the potential value of the individual options and the Company is not required to make payments for such transactions.

d) Warrants

As at June 30, 2004, there were 4,880,881 warrants issued and outstanding.

Date issued	Number	Exercise price	Expiry date
December 17, 2002	550,000	$0.24	December 13, 2004
July 31, 2003	265,152	$0.85 / $1.20	July 31, 2004 / 2005
August 21, 2003	1,769,349	$0.85 / $1.20	August 20, 2004 / 2005
August 21, 2003	381,680	$0.84	August 20, 2004
March 15, 2004	1,600,000	$1.75	March 15, 2005
March 15, 2004	314,700	$1.25	March 15, 2005

No carrying values have been assigned to the warrants.

5. Related Party Transactions

For the six month period ended June 30, 2004, fees amounting to $34,403 (June 30, 2003 – $41,637) were paid on account of consulting and management services provided by directors. Amounts paid to Aurora Platinum Corp. ("Aurora") under the terms of an administrative services agreement totalled $12,000 (June 30, 2003 – $12,000). As at June 30, 2004, there was an amount of $19,132 due to Aurora. As well, there were fees of $24,000 (June 30, 2003 – $24,000) paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

6. Supplemental Cash Flow Information

During the six month periods ended June 30, 2004 and 2003, the Company issued 50,000 common shares valued at $46,000 and $35,500, respectively, pursuant to the Timmins Property agreement.

LAKE SHORE GOLD CORP.

PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
@lsgold.com